Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT A LAWSUIT WAS FILED AGAINST A SUBSIDIARY OF PLAZA CENTERS N.V.’S

Tel Aviv, Israel, May 16, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Plaza Centers N.V. (“Plaza”) (LSE: PLAZ), its subsidiary, announced that a lawsuit was filed to the court in Greece against Helios Plaza AE (“HP”), which is a subsidiary of Plaza that holds a land property in Athens, Greece (Which is being negotiated for sale for approximately 3.35 million euros) (“Asset”).

The plaintiff is suing HP for an amount of €2,960,000 based on a certain controversial agreement from 2010. In addition, the plaintiff filed a request for an injunction with respect to the Asset so that the Asset would serve as collateral in case that the plaintiff wins the lawsuit.

Plaza is currently examining the lawsuit together with its legal advisors and intend to respond in due course.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com